333-39457
                                                            filed pursuant to
                                                            Rule 424(b)(3)

              This document constitutes part of a prospectus
               covering securities that have been registered
                     under the Securities Act of 1933


                             INGRAM MICRO INC.

                                Supplement
                           dated April 29, 1998
                                    to
                                Prospectus
                          dated November 20, 1997
                              relating to the


                             INGRAM MICRO INC.
              AMENDED AND RESTATED 1996 EQUITY INCENTIVE PLAN


      This document ("Supplement") supplements the Prospectus dated November 20, 1997 (the "Prospectus") relating to the Ingram Micro Inc. Amended and Restated 1996 Equity Incentive Plan (the "Amended 1996 Plan"). Capitalized terms used in this Supplement will have the same meaning as in the Prospectus or the Amended 1996 Plan unless the term is defined in this Supplement. A copy of the Prospectus, and additional information regarding the Amended 1996 Plan and its administrators, may be obtained from the Compensation and Benefits Manager, Ingram Micro Inc., 1600 E. St. Andrew Place, Santa Ana, California 92705 (telephone number: (714) 566-1000).

Effect of Termination of Employment

      The third paragraph under the section entitled "Effect of Termination of Employment" (page 25 of the Prospectus) is amended effective as of December 20, 1997 by replacing that paragraph with the following:

       Death. Unless the Committee otherwise provides, if a Participant Transferor dies while employed by the Company or any of its Subsidiaries, all of the Participant Transferor's unvested Non-Qualified Stock Options will immediately vest. The Participant Transferor's successor will have the right to exercise any Non-Qualified Stock Option during the one-year period following the date of the Participant Transferor's death, but not later than the normal expiration date of the Non-Qualified Stock Option.

       Disability. Unless the Committee otherwise provides, if a Participant Transferor becomes permanently and totally disabled while employed by the Company or any of its Subsidiaries, Participant Transferor's unvested Non-Qualified Stock Options will continue to vest while the Participant Transferor remains disabled. The Participant Transferor will have the right to exercise any Non-Qualified Stock Option during the one-year period following the last vesting date, but not later than the normal expiration date of the Non-Qualified Stock Option.

       Retirement. Unless the Committee otherwise provides, if a Participant Transferor retires from employment with the Company or any of its Subsidiaries, the Participant Transferor will have the right to exercise any Non-Qualified Stock Option during the one-year period following the retirement date, to the extent exercisable at retirement, but not later than the normal expiration date of the Non-Qualified Stock Option.


      No person has been authorized to give any information or to make any representations other than those contained in this Supplement to the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Supplement to the Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Supplement to the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                                April 29, 1998